Stifel, Nicolaus & Company, Incorporated
     As representative of the several Underwriters
c/o Stifel, Nicolaus & Company, Incorporated
One Montgomery Street, Suite 3700
San Francisco, CA 94104
VIA FACSIMILE AND EDGAR
November 3, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Primo Water Corporation Registration Statement on Form S-1 (File No. 333-165452)
Ladies and Gentleman:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representative of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 2:00 p.m. EDT on November 4, 2010, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 18, 2010, through the date hereof: 500 to prospective underwriters; 1500 to institutional investors; 400 to individuals and 25 to others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature Page Follows]

Very truly yours, Stifel, Nicolaus & Company, Incorporated As representative of the several Underwriters
By:	/s/ Keith G. Lister
Name: Keith G. Lister
Title: Director, ECM